

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

<u>Via E-mail</u>
Christopher Daniels
Chief Executive Officer
EFH Group, Inc.
77 Water Street, 7th Floor
New York, NY 10005

     Re: EFH Group, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed March 12, 2015
          File No. 000-55175

Dear Mr. Daniels:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ *Bryan J. Pitko* <u>for</u>

                    Jeffrey P. Riedler
                    Assistant Director

cc: <u>Via E-mail</u>
       Zachary Walker
       J.M. Walker & Associates
       7841 South Garfield Way
       Centennial, CO 80122